SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 20, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1299350	March 20, 2009
2.	HUG Regulatory Announcement	1299088	March 19, 2009
3.	HUG Regulatory Announcement	1299057	March 19, 2009
4.	HUG Regulatory Announcement	1298756	March 19, 2009
5.	HUG Regulatory Announcement	1298290	March 17, 2009

SUPPL

09045754

RECEIVED
2009 APR -2 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 4/2

SEC File No. 82-34751

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	14:22 20-Mar-09
Number	HUG1299350

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Artemis Investment Management Limited

4. Full name of shareholder(s) (if different from 3):

Artemis Special Situations
Institutional Special Situations
Pearson
Prudential
Akzo Nobel
Barclays UK Alpha
L&G (Barclays) MM Alpha Fund
L&G (Barclays) Series 2 Alpha Fund
Witan Investment Trust

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

18.3.09

6. Date on which issuer notified:

19.3.09

7. Threshold(s) that is/are crossed or reached:

4.97%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the triggering transaction

Number of shares 24,265,526

Number of Voting Rights 24,265,526

Resulting situation after the triggering transaction

Number of shares 22,265,526

Number of voting rights Direct 22,265,526

Number of voting rights Indirect

% of voting rights Direct 4.97%

% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 22,265,526

% of voting rights 4.97%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Nicola Collins

15. Contact telephone number: 0131 718 0429

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	16:49 19-Mar-09
Number	HUG1299088

Holding(s) in Company

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis Plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18 March 2009
6. Date on which issuer notified:	19 March 2009
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		%	
				Direct	Indirect	Di	
ORD GBP 0.05	20,889,656	20,889,656	17,531,692	17,531,692		3.	

B: Financial Instruments			
Resulting situation after the triggering transaction			
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converte

Total (A+B)	
Number of voting rights	% of voting rights
17,531,692	3.91

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (17,531,692 - 3.91% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (15,909,613 - 3.55% = PMC)
Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (15,909,613 - 3.55% = PMC)
Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 447,960,784
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	15:20 19-Mar-09
Number	HUG1299057

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Norges Bank

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13.3.09

6. Date on which issuer notified:

18.3.09

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 13,373,254

Number of Voting Rights 13,373,254

Resulting situation after the triggering transaction

Number of shares 13,622,148

Number of voting rights Direct 13,622,148

Number of voting rights Indirect

% of voting rights Direct 3.04%
% of voting rights Indirect

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting 13,622,148

% of voting rights 3.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: Norges Bank

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information: None

14. Contact name: Robert Cook

15. Contact telephone number: 00 47 2231 6922

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Annual report and accounts 2008 and Notice of 2009 AGM
Released	09:00 19-Mar-09
Number	HUG1298756

Annual report and accounts 2008 and Notice of 2009 AGM

Copies of the above documents have been submitted to the UK Listing Authority, and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Tel: (0) 20 7066 8224.

Printed copies of the Annual Report and Accounts 2008 and Notice of Meeting, together with forms of proxy, will be posted to shareholders tomorrow. HTML and PDF versions of the Annual Report and Accounts and Notice of Meeting can also be viewed on the Company's website from 23 March at: www.elementis.com.

Wai Wong
Company Secretary
020 7408 9303

19 March 2009

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Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	13:44 17-Mar-09
Number	HUG1298290

Holding(s) in Company

Elementis PLC

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Schroders plc

4. Full name of shareholder(s) (if different from 3):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13.3.09

6. Date on which issuer notified:

16.3.09

7. Threshold(s) that is/are crossed or reached:

9%-10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

ORDINARY GB0002418548

Situation previous to the triggering transaction

Number of shares 49,171,057

Number of Voting Rights 44,498,934

Resulting situation after the triggering transaction

Number of shares 54,090,814

Number of voting rights Direct N/A

Number of voting rights Indirect 45,903,135

% of voting rights Direct N/A
% of voting rights Indirect 10.25%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 45,903,135

% of voting rights 10.25%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 43,845,750 9.79%
Schroder Investment Management North America Limited 2,057,385 0.46%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name: Andrea Rowe

15. Contact telephone number: 020 7658 6000

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

---END OF MESSAGE---

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SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 13, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1296065	March 9, 2009

Regulatory Announcement

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Company	Elementis PLC
TIDM	ELM
Headline	Director/PDMR Shareholding
Released	13:19 09-Mar-09
Number	HUG1296065

Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(c) a disclosure made in accordance with section 793 of the Companies Act 2006 to the extent that it relates to the interests of a director or, as far as the issuer is aware, any connected person.

THIS IS A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(c)

3. Name of person discharging managerial responsibilities/director

DR. KEVIN MATTHEWS (DIRECTOR)

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO DR. SARA HALL WHO IS THE SPOUSE OF THE PERSON
IDENTIFIED IN 3 ABOVE.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 4 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DR. SARA HALL

8 State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

8,101

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0018%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

24.23 PENCE

14. Date and place of transaction

9TH MARCH 2009, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,633 (0.0026%)

16. Date issuer informed of transaction

9TH MARCH 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

9 MARCH 2009

END

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